Item 77D - DWS International Value
Opportunities Fund (a series of DWS
International Fund, Inc.)

On March 10, 2010, the fund's
Board of Directors
approved the replacement of Deutsche Asset
Management International GmbH ("DeAMi") as the fund's subadvisor with Dreman Value Management, L.L.C. ("DVM"), subject to shareholder approval.

If a new subadvisory agreement is approved by shareholders, it will become effective on or about
June 18, 2010, at which time the following changes would be implemented: (1) the fund's existing portfolio management team will be replaced as DVM will assume all day-to-day subadvisory responsibilities for the fund;
(2) the fund will replace
its benchmark and modify its investment
strategy, as described below; and
(3) the fund will be renamed
DWS Dreman International Value Fund.

After approval of the new subadvisory agreement by shareholders, DVM is expected to manage the fund using an investment strategy and management process similar to that currently used by DeAMi, with the following exceptions: (1) the fund's benchmark would be changed from the Morgan
Stanley Capital International (MSCI) Europe,
Australasia and Far East (EAFE) Index to the
Russell Global Ex-US Value Index; (2) the fund's permitted exposure to emerging markets would increase from 20% to 50%; and (3) DVM expects to make more extensive use of ADRs to obtain foreign exposure.

C:\Documents and Settings\e441124\Local Settings
\Temporary Internet
Files\OLKAE\Exhibit 77D IVO.docx